FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File No. 000-30972

BRADNER VENTURES LTD.
(Translation of registrant's name into English)

Suite 1925-200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

BRADNER VENTURES LTD.
1925-200 Burrard Street
Vancouver, British Columbia
V6C 3L6
Telephone: (604) 693-0177
Facsimile: (604) 638-3525

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of Bradner Ventures Ltd. (the "Company") will be held at the Company's offices located at Suite 1925, 200 Burrard Street, Vancouver, British Columbia, on Thursday, April 21, 2005, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. to receive the audited financial statements of the Company for the financial year ended November 30, 2004, and accompanying report of the auditor;

2. to appoint Amisano Hanson, Chartered Accountants, as the auditor of the Company for the fiscal year ending November 30, 2005;

3. to authorize the directors of the Company to fix the remuneration to be paid to the auditor for the fiscal year ending November 30, 2005;

4. to set the number of directors of the Company for the ensuing year at three (3) persons;

5. to elect the directors of the Company to serve until the next annual general meeting of the Shareholders;

6. to consider and, if thought fit, approve, with or without amendment, special resolutions to remove the pre-existing company provisions applicable to the Company pursuant to s. 442.1 of the British Columbia Business Corporations Act;

7. to consider and, if thought fit, approve, with or without amendment, special resolutions to adopt new Articles for the Company; and

8. to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The Company's Board of Directors has fixed March 16, 2005 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company's transfer agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 by 10:00 a.m. (Vancouver time) on Tuesday, April 19, 2005, or at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 17th day of March, 2005.

By Order of the Board of

BRADNER VENTURES LTD.

"Richard Coglon"
_________________________________
Richard Coglon
President and Secretary

BRADNER VENTURES LTD.
1925-200 Burrard Street
Vancouver, British Columbia
V6C 3L6
Telephone: (604) 693-0177
Facsimile: (604) 638-3525

INFORMATION CIRCULAR
Dated March 17, 2005 (unless otherwise noted)

INTRODUCTION

This Information Circular accompanies the Notice of Annual General Meeting (the "Notice") and is furnished to the shareholders (the "Shareholders") holding common shares (the "Common Shares") in capital of Bradner Ventures Ltd. (the "Company") in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the "Meeting") of the Shareholders to be held at 10:00 a.m. on Thursday, April 21, 2005 at Suite 1925-200 Burrard Street, Vancouver, British Columbia or at any adjournment or postponement thereof.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on March 16, 2005 (the "Record Date") on the resolutions to be voted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors of the Company.

A Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that

Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy.

To exercise the right, the Shareholder may do so by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy must be received by the Company's registrar and transfer agent, Computershare Trust Company of Canada (the "Transfer Agent"), at their offices located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9, or by the Company at the address set forth above, by mail or fax, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof. Alternatively, the completed form of proxy may be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at anytime, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above (Attention: Richard Coglon), at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the Common Shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company's Board of Directors for directors and auditor.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

AdviCe to Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular and Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of the Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co., as nominee for The Depository Trust Company (which acts as depository for many United States brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders. Beneficial Shareholders should return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.

A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have their Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue 100,000,000 shares, divided into 75,000,000 common shares without par value, and 25,000,000 preference shares without par value. As of the Record Date, determined by the Company's board of directors to be the close of business on March 16, 2005, a total of 6,058,259 Common Shares were issued and outstanding. Each Common Share carries the right to one vote at the Meeting. No preference shares are issued or outstanding.

Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the Company's directors and executive officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to the outstanding Common Shares of the Company, other than as set forth below:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Richard Coglon	2,400,000	39.6%
CDS & Co.	789,323	13.0%(2)

(1) Based on 6,058,259 Common Shares issued and outstanding as of March 16, 2005. The Company believes that all persons hold legal title and has no knowledge of actual Common Share ownership.

(2) Management of the Company is unaware of the Beneficial Shareholders respecting the Common Shares registered in the name of CDS & Co.

NUMBER OF DIRECTORS

The articles of the Company provide for a board of directors of no fewer than three directors and no greater than a number as fixed or changed from time to time by majority approval from the Shareholders.

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at three. The number of directors will be approved if the affirmative vote of the majority of Common Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour to set the number of directors at three.

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company's Articles or until such director's earlier death, resignation or removal.

At the Meeting, the Company intends to obtain Shareholder approval to adopt the New Articles of the Company, as described below. Upon the adoption of the New Articles, the directors of the Company will continue to hold office until the next annual general meeting until such director's successor is elected and has been qualified or until such director's earlier death, resignation or removal.

Management of the Company proposes to nominate the persons named in the table below for election by the Shareholders as directors of the Company. Information concerning such persons , as furnished by the individual nominees, is as follows:

Name Province/State Country of Residence and Position(s) with the Company (1)	Principal Occupation Business or Employment for Last Five Years (1)	Periods during which Nominee has Served as a Director	Number of Common Shares Owned (1)
Richard Coglon (2) British Columbia, Canada President, Secretary Audit Committee Member and Director	President of Heartland Oil and Gas Corp.	November 26, 2001 to present	2,400,000
Randy Buchamer British Columbia, Canada Chief Financial Officer, Audit Committee Member and Director	Since August 21, 2001, Mr. Buchamer has been Chairman and Chief Executive Officer of Voice Mobility International Inc., a unified communications company. Mr. Buchamer is also a director of Heartland Oil and Gas Corp. since October 24, 2002. Mr. Buchamer was a self employed business consultant from April 2000 to August 2001. Mr. Buchamer has been a director of User Friendly Media since September 2000.	March 16, 2004 to present	200,000
9
Anthony Knott British Columbia, Canada Nominee	President of Central Coast Power	N/A	98,497

(1) Information has been furnished by the respective nominees individually.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Common Shares represented by proxy for the election of any other persons as directors.

The Company operates with a standing audit committee, consisting of Richard Coglon and Randy Buchamer.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:

(a) the Company's chief executive officer ("CEO") and chief financial officer ("CFO");

(b) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year, and whose salary and bonus exceeds $150,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year (each a "Named Executive Officer") is set out in the summary compensation table below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options (1)/ SARs (2) Granted (#)	Shares or Units Subject to Resale Restrictions (#)	LTIP (3) Payouts (#)	All Other Compen-sation ($)
Richard Coglon(4) CEO	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
10
Randy Buchamer(5) CFO	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Donald Sharp(6) President	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ron Schmitz(7) President	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil $7,778 $20,078
Gurdeep Phachu(8) Secretary	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) "Options" includes all options, share purchase warrants and rights granted by the Company as compensation for employment services or office.

(2) "SAR" or "stock appreciation right" means a right granted by the Company, as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's publicly traded securities.

(3) "LTIP" or "long term incentive plan" means a plan that provides compensation intended to motivate performance over a period greater than one financial year, but does not include Option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(4) Richard Coglon was appointed President and Secretary of the Company on May 27, 2004.

(5) Randy Buchamer was appointed CFO on March 16, 2004.

(6) Donald Sharp served as President of the Company from March 16, 2004 until May 27, 2004.

(7) Ron Schmitz served as President of the Company from April 25, 2002 to March 16, 2004.

(8) Gurdeep Phachu served as Secretary of the Company on from April 25, 2002 to May 27, 2004.

Long-Term Incentive Plans

The Company does not have any long-term incentive plans.

Options and Stock Appreciation Rights

The Company has not granted Options or SARS to any of its Named Executive Officer's during the Company's most recently completed financial year.

No Options or SARS were exercised by Named Executive Officer's during the Company's most recently completed financial year.

No Options or SARS held by a Named Executive Officer were re-priced downward during the Company's most recently completed financial year.

Termination Arrangements

The Company has no plan or arrangement whereby any Named Executive Officer may be compensated in an amount exceeding $100,000 in the event of that Named Executive Officer's resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a change in Named Executive Officer's responsibilities following such a change of control.

Compensation of Directors

No compensation was paid to any director of the Company for services rendered as directors during the Company's most recently completed financial year.

During the Company's most recently completed financial year, there were no standard compensation arrangements, or other arrangements in addition to or in lieu of standard arrangements, under which the directors of the Company were compensated for services in their capacity as directors (including any additional amounts payable for committee participation or special assignments), or for services as consultants or experts.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of the Company's most recently completed financial year, no compensation plans under which equity securities of the Company are authorized for issuance were created by the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee is indebted to the Company as at the date of this Information Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company. None of the directors' or executive officers' indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Common Shares or who exercises control or direction of Common Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Common Shares outstanding (an "Insider"); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Common Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Common Shares.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are, to any substantial degree, performed by a person other than the directors or executive officers of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or executive officer of the Company, who was a director or executive officer since the beginning of the Company's last financial year, each proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

Appointment of Auditor

Shareholders will be asked to vote for the appointment of Amisano Hanson, Chartered Accountants, to serve as auditor of the Company for the Company's fiscal year ending November 30, 2005, at a remuneration to be fixed by the Company's board of directors.

Amisano Hanson, Chartered Accountants, was first appointed as auditor of the Company on January 8, 2004. The appointment was effective upon the resignation of Davidson & Company, Chartered Accountants, the Company's prior auditor. Shareholders ratified and approved the appointment of Amisano Hanson, Chartered Accountants, as auditor of the Company at the last annual general meeting of the Shareholders held on March 16, 2004.

Removal of Pre-Existing Company Provisions and the Adoption of New Articles

On March 29, 2004, the Business Corporations Act (the "New Act") came into force in British Columbia. The New Act impacts British Columbia companies by modernizing and streamlining company law in British Columbia. In order to take advantage of the provisions within the New Act, the Company seeks to obtain Shareholder approval to remove certain pre-existing company law provisions ("PECP") and to adopt a new form of Articles (the "New Articles") to comply with the provisions of the New Act.

Under to the New Act, the Company is subject to the PECP until such time as the Shareholders approve, by special resolution, the removal of such PECP.

Under the New Act, Articles are no longer required to be filed with the British Columbia Registrar of Companies. The Company's existing Articles require alteration in order to comply with the provisions of the New Act, and management recommends that the New Articles be adopted by the Shareholders at the Meeting in order to comply with the provisions of the New Act and to take advantage of the provisions afforded under the New Act. A copy of the New Articles is set out in Schedule "A" attached hereto.

At the Meeting, Shareholders will be asked to pass the following special resolutions to adopt the New Articles:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. Pursuant to s. 442.1 of the British Columbia Business Corporations Act (the "Act"), the pre-existing company provisions (the "PECP") contained in Table 3 and referred to in Part 17 to the Regulation under the Act, be removed and be of no further force or effect;

2. The Company's existing Articles (the "Old Articles") be cancelled, and the form of Articles approved by Company's directors and presented to the Shareholders at the Meeting (the "New Articles"), be adopted as the new Articles of the Company, in substitution for, and to the exclusion of, the Old Articles;

3. Clark Wilson LLP be directed to electronically file with the British Columbia Registrar of Companies a Notice of Alteration to the Company's Notice of Articles; and immediately thereafter, the PECP shall be removed, and be of no further force or effect, and the New Articles shall come into full force and effect;

4. Notwithstanding approval of this special resolution by the Shareholders, the Board, without further notice or approval of the Shareholders, may amend, postpone or abandon implementation of this special resolution, in whole or in part, at any time prior to the special resolution becoming effective, if the Board, in its sole discretion, should determine that such amendment, postponement or abandonment, in whole or in part, is in the best interests of the Company; and

5. Any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution.".

Management of the Company recommends that Shareholders vote in favour of the foregoing resolutionS, and the Designated Persons intend to vote for the approval of the foregoing resolutionS at the Meeting unless otherwise directed by the Shareholder appointing them.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Shareholders may contact the Company at its office by mail at the address set out on Page 1 of this Information Circular to request copies of the Company's financial statements and the related Management's Discussion and Analysis (the "MD&A"). Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice. If any other matter properly comes before the Meeting, it is the intention of the Designated Persons to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder of the Company entitled thereto and to the appropriate regulatory agencies, has been authorized by the board of the Company.

Dated at Vancouver, British Columbia 17th day of March, 2005

ON BEHALF OF THE BOARD

BRADNER VENTURES LTD.

"Richard Coglon"
____________________________
Richard Coglon
President and Secretary

SCHEDULE "A"

New Articles

Incorporation No.   BC0265693

BUSINESS CORPORATIONS ACT

Articles
Of
BRADNER VENTURES LTD.

Table of Contents

Incorporation No.   BC0265693

BUSINESS CORPORATIONS ACT

Articles

Of

BRADNER VENTURES LTD.
(the "Company")

PART I - INTERPRETATION

1.1 Definitions

Without limiting Article 1.2, in these Articles, unless the context requires otherwise:

"adjourned meeting" means the meeting to which a meeting is adjourned under Article 8.7 or 8.11;

"board" and "directors" mean the directors or sole director of the Company for the time being;

"Business Corporations Act" means the Business Corporations Act, S.B.C. 2002, c.57, and includes its regulations;

"Interpretation Act" means the Interpretation Act, R.S.B.C. 1996, c. 238;

"trustee", in relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee in bankruptcy of the shareholder.

1.2 Business Corporations Act definitions apply

The definitions in the Business Corporations Act apply to these Articles.

1.3 Interpretation Act applies

The Interpretation Act applies to the interpretation of these Articles as if these Articles were an enactment.

1.4 Conflict in definitions

If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles.

1.5 Conflict between Articles and legislation

If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

PART 2 - SHARES AND SHARE CERTIFICATES

2.1 Form of share certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.2 Right to share certificate

Each shareholder is entitled, without charge, to one certificate representing the share or shares of each class or series of shares held by the shareholder.

2.3 Sending of share certificate

Any share certificate to which a shareholder is entitled may be sent to the shareholder by mail and neither the Company nor any agent is liable for any loss to the shareholder because the certificate sent is lost in the mail or stolen.

2.4 Replacement of worn out or defaced certificate

If the directors are satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit,

(a) order the certificate to be cancelled, and

(b) issue a replacement share certificate.

2.5 Replacement of lost, stolen or destroyed certificate

If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the directors receive

(a) proof satisfactory to them that the certificate is lost, stolen or destroyed, and

(b) any indemnity the directors consider adequate.

2.6 Splitting share certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name 2 or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate, so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request.

PART 3 - ISSUE OF SHARES

3.1 Directors authorized to issue shares

The directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

3.2 Company need not recognize unregistered interests

Except as required by law or these Articles, the Company need not recognize or provide for any person's interests in or rights to a share unless that person is the shareholder of the share.

PART 4 - SHARE TRANSFERS

4.1 Recording or registering transfer

A transfer of a share of the Company must not be registered

(a) unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate representing the share to be transferred has been surrendered and cancelled, or

(b) if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.

4.2 Form of instrument of transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

4.3 Signing of instrument of transfer

If a shareholder, or his or her duty authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer,

(a) in the name of the person named as transferee in that instrument of transfer, or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

4.4 Enquiry as to title not required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

4.5 Transfer fee

There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.

PART 5 - ACQUISITION OF SHARES

5.1 Company authorized to purchase shares

Subject to the special rights and restrictions attached to any class or series of shares, the Company may, if it is authorized to do so by the directors, purchase or otherwise acquire any of its shares.

5.2 Company authorized to accept surrender of shares

The Company may, if it is authorized to do so by the directors, accept a surrender of any of its shares by way of gift or for cancellation.

5.3 Company authorized to convert fractional shares into whole shares

The Company may, if it is authorized to do so by the directors, convert any of its fractional shares into whole shares in accordance with, and subject to the limitations contained in, the Business Corporations Act.

PART 6 - BORROWING POWERS

6.1 Powers of directors

The directors may from time to time on behalf of the Company

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate,

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and at any discount or premium and on such other terms as they consider appropriate,

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

(d) mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of the Company.

PART 7 - GENERAL MEETINGS

7.1 Annual general meetings

Unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the Business Corporations Act, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

7.2 When annual general meeting is deemed to have been held

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 7.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

7.3 Calling of shareholder meetings

The directors may, whenever they think fit, call a meeting of shareholders.

7.4 Notice for meetings of shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

7.5 Record date for notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.6 Record date for voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.7 Failure to give notice and waiver of notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

7.8 Notice of special business at meetings of shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 8.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 8- PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

8.1 Special business

At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of or voting at the meeting;

(ii) consideration of any financial statements of the Company presented to the meeting;

(iii) consideration of any reports of the directors or auditor;

(iv) the setting or changing of the number of directors;

(v) the election or appointment of directors;

(vi) the appointment of an auditor;

(vii) the setting of the remuneration of an auditor;

(viii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(ix) any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

8.2 Special majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

8.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is 2 persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 1/20 of the issued shares entitled to be voted at the meeting.

8.4 One shareholder may constitute quorum

If there is only one shareholder entitled to vote at a meeting of shareholders,

(a) the quorum is one person who is, or who represents by proxy, that shareholder, and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

8.5 Other persons may attend

The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

8.6 Requirement of quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote at the meeting is present at the commencement of the meeting.

8.7 Lack of quorum

If, within 1/2 hour from the time set for the holding of a meeting of shareholders, a quorum is not present,

(a) in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved, and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

8.8 Lack of quorum at succeeding meeting

If, at the meeting to which the first meeting referred to in Article 8.7 was adjourned, a quorum is not present within 1/2 hour from the time set for the holding of the meeting, the persons present and who are, or who represent by proxy, shareholders entitled to attend and vote at the meeting constitute a quorum.

8.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any;

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

8.10 Alternate chair

At any meeting of shareholders, the directors present must choose one of their number to be chair of the meeting if: (a) there is no chair of the board or president present within 15 minutes after the time set for holding the meeting; (b) the chair of the board and the president are unwilling to act as chair of the meeting; or (c) if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting. If, in any of the foregoing circumstances, all of the directors present decline to accept the position of chair or fail to choose one of their number to be chair of the meeting, or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.

8.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

8.12 Notice of adjourned meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

8.13 Motion need not be seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

8.14 Manner of taking a poll

Subject to Article 8.15, if a poll is duly demanded at a meeting of shareholders,

(a) the poll must be taken

(i) at the meeting, or within 7 days after the date of the meeting, as the chair of the meeting directs, and

(ii) in the manner, at the time and at the place that the chair of the meeting directs,

(b) the result of the poll is deemed to be a resolution of, and passed at, the meeting at which the poll is demanded, and

(c) the demand for the poll may be withdrawn.

8.15 Demand for a poll on adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

8.16 Demand for a poll not to prevent continuation of meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

8.17 Poll not available in respect of election of chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

8.18 Casting of votes on poll

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

8.19 Chair must resolve dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.

8.20 Chair has no second vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

8.21 Declaration of result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.

8.22 Meetings by telephone or other communications medium

A shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided, however, that nothing in this Section shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting a shareholders in a manner contemplated by this Section,

(a) each such shareholder or proxy holder shall be deemed to be present at the meeting, and

(b) the meeting shall be deemed to be held at the location specified in the notice of the meeting.

PART 9 - VOTES OF SHAREHOLDERS

9.1 Voting rights

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 9.3,

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote, and

(b) on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

9.2 Trustee of shareholder may vote

A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or satisfies all of the directors present at the meeting, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

9.3 Votes by joint shareholders

If there are joint shareholders registered in respect of any share,

(a) any one of the joint shareholders, but not both or all, may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it, or

(b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

9.4 Trustees as joint shareholders

Two or more trustees of a shareholder in whose sole name any share is registered are, for the purposes of Article 9.3, deemed to be joint shareholders.

9.5 Representative of a corporate shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and,

(a) for that purpose, the instrument appointing a representative must

(i) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least 2 business days before the day set for the holding of the meeting, or

(ii) be provided, at the meeting, to the chair of the meeting, and

(b) if a representative is appointed under this Article 9.5,

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

9.6 When proxy provisions do not apply

Articles 9.7 to 9.13 do not apply to the Company if and for so long as it is a public company.

9.7 Appointment of proxy holder

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint a proxy holder to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

9.8 Alternate proxy holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

9.9 When proxy holder need not be shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if

(a) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 9.5,

(b) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting, or

(c) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

9.10 Form of proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

(Name of Company)

The undersigned, being a shareholder of the above named Company, hereby appoints ....................................... or, failing that person, ......................................., as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on the day of and at any adjournment of that meeting.

Signed this .......... day of .............................................., .................

...............................................................
Signature of shareholder

9.11 Provision of proxies

A proxy for a meeting of shareholders must

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, 2 business days, before the day set for the holding of the meeting, or

(b) unless the notice provides otherwise, be provided at the meeting to the chair of the meeting.

9.12 Revocation of proxies

Subject to Article 9.13, every proxy may be revoked by an instrument in writing that is

(a) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) provided at the meeting to the chair of the meeting.

9.13 Revocation of proxies must be signed

An instrument referred to in Article 9.12 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her trustee;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 9.5.

9.14 Validity of proxy votes

A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received

(a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) by the chair of the meeting, before the vote is taken.

9.15 Production of evidence of authority to vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 10 - DIRECTORS

10.1 Number of directors

The number of directors, excluding additional directors appointed under Article 11.8, is set at:

(a) if the Company is a public company, the greater of three and the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) under Article 11.4;

(b) if the Company is not a public company, the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) under Article 11.4.

10.2 Change in number of directors

If the number of directors is set under Articles 10.1(a)(i) OR 10.1(b)(i):

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b) if, contemporaneously with setting that number, the shareholders do not elect or appoint the directors needed to fill vacancies in the board of directors up to that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

10.3 Directors' acts valid despite vacancy

An act or proceeding of the directors is not invalid merely because fewer directors have been appointed or elected than the number of directors set or otherwise required under these Articles.

10.4 Qualifications of directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

10.5 Remuneration of directors

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director's capacity as an officer or employee of the Company.

10.6 Reimbursement of expenses of directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

10.7 Special remuneration for directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

10.8 Gratuity, pension or allowance on retirement of director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 11 - ELECTION AND REMOVAL OF DIRECTORS

11.1 Election at annual general meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 7.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

11.2 Consent to be a director

No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c) with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

11.3 Failure to elect or appoint directors

If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 7.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 7.2, to elect or appoint any directors;

then each director in office at such time continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

11.4 Places of retiring directors not filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to fill the vacancies in the number of directors set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

11.5 Directors may fill casual vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

11.6 Remaining directors' power to act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or for the purpose of summoning a meeting of shareholders to fill any vacancies on the board of directors or for any other purpose permitted by the Business Corporations Act.

11.7 Shareholders may fill vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

11.8 Additional directors

Notwithstanding Articles 10.1 and 10.2, between annual general meetings or unanimous resolutions contemplated by Article 7.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 11.8 must not at any time exceed:

(a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 11.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 11.1(a), but is eligible for re-election or re-appointment.

11.9 Ceasing to be a director

A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to Articles 11.10 or 11.11.

11.10 Removal of director by shareholders

The Shareholders may, by special resolution, remove any director before the expiration of his or her term of office, and may, by ordinary resolution, elect or appoint a director to fill the resulting vacancy. If the shareholders do not contemporaneously elect or appoint a director to fill the vacancy created by the removal of a director, then the directors may appoint, or the shareholders may elect or appoint by ordinary resolution, a director to fill that vacancy.

11.11 Removal of director by directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 12 - PROCEEDINGS OF DIRECTORS

12.1 Meetings of directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

12.2 Chair of meetings

Meetings of directors are to be chaired by

(a) the chair of the board, if any,

(b) in the absence of the chair of the board, the president, if any, if the president is a director, or

(c) any other director chosen by the directors if

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting,

(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting, or

(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

12.3 Voting at meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

12.4 Meetings by telephone or other communications medium

A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 12.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

12.5 Who may call extraordinary meetings

A director may call a meeting of the board at any time. The secretary, if any, must on request of a director , call a meeting of the board.

12.6 Notice of extraordinary meetings

Subject to Articles 12.7 and 12.8, if a meeting of the board is called under Article 12.4, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors

(a) by mail addressed to the director's address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose,

(b) by leaving it at the director's prescribed address or at any other address provided to the Company by the director for this purpose, or

(c) orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of legibly transmitting messages.

12.7 When notice not required

It is not necessary to give notice of a meeting of the directors to a director if

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed, or

(b) the director has filed a waiver under Article 12.9.

12.8 Meeting valid despite failure to give notice

The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

12.9 Waiver of notice of meetings

Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.

12.10 Effect of waiver

After a director files a waiver under Article 12.9 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.

12.11 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

12.12 If only one director

If, in accordance with Article 10.1, the number of directors is one, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

PART 13 - COMMITTEES OF DIRECTORS

13.1 Appointment of committees

The directors may, by resolution,

(a) appoint one or more committees consisting of the director or directors that they consider appropriate,

(b) delegate to a committee appointed under paragraph (a) any of the directors' powers, except

(i) the power to fill vacancies in the board,

(ii) the power to change the membership of, or fill vacancies in, any committee of the board, and

(iii) the power to appoint or remove officers appointed by the board, and

(c) make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

13.2 Obligations of committee

Any committee formed under Article 13.1, in the exercise of the powers delegated to it, must

(a) conform to any rules that may from time to time be imposed on it by the directors, and

(b) report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done.

13.3 Powers of board

The board may, at any time,

(a) revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding,

(b) terminate the appointment of, or change the membership of, a committee, and

(c) fill vacancies in a committee,

13.4 Committee meetings

Subject to Article 13.2(a),

(a) the members of a directors' committee may meet and adjourn as they think proper,

(b) a directors' committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting,

(c) a majority of the members of a directors' committee constitutes a quorum of the committee, and

(d) questions arising at any meeting of a directors' committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

Part 14 - Officers

14.1 Appointment of officers

The board may, from time to time, appoint a president, secretary or any other officers that it considers necessary, and none of the individuals appointed as officers need be a member of the board.

14.2 Functions, duties and powers of officers

The board may, for each officer,

(a) determine the functions and duties the officer is to perform,

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit, and

(b) from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

14.3 Remuneration

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

PART 15 - CERTAIN PERMITTED ACTIVITIES OF DIRECTORS

15.1 Other office of director

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

15.2 No disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.

15.3 Professional services by director or officer

Subject to compliance with the provisions of the Business Corporations Act, a director or officer of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.

15.4 Remuneration and benefits received from certain entities

A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other corporation, firm or entity.

PART 16- INDEMNIFICATION

16.1 Indemnification of directors

The directors must cause the Company to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the Business Corporations Act.

16.2 Deemed contract

Each director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 16.1.

PART 17 - AUDITOR

17.1 Remuneration of an auditor

The directors may set the remuneration of the auditor of the Company.

17.2 Waiver of appointment of an auditor

The Company shall not be required to appoint an auditor if all of the shareholders of the Company, whether or not their shares otherwise carry the right to vote, resolve by a unanimous resolution to waive the appointment of an auditor. Such waiver may be given before, on or after the date on which an auditor is required to be appointed under the Business Corporations Act, and is effective for one financial year only.

PART 18 - DIVIDENDS

18.1 Declaration of dividends

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.

18.2 No notice required

The directors need not give notice to any shareholder of any declaration under Article 18.1.

18.3 Directors may determine when dividend payable

Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

18.4 Dividends to be paid in accordance with number of shares

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

18.5 Manner of paying dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets.

18.6 Dividend bears no interest

No dividend bears interest against the Company.

18.7 Fractional dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

18.8 Payment of dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed

(a) subject to paragraphs (b) and (c), to the address of the shareholder,

(b) subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholder whose name stands first on the central securities register in respect of the shares, or

(c) to the person and to the address as the shareholder or joint shareholders may direct in writing.

18.9 Receipt by joint shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

PART 19- ACCOUNTING RECORDS

19. Recording of financial affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the Business Corporations Act.

PART 20 - EXECUTION OF INSTRUMENTS

20.1 Who may attest seal

The Company's seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of

(a) any 2 directors,

(b) any officer, together with any director,

(c) if the Company has only one director, that director, or

(d) any one or more directors or officers or persons as may be determined by resolution of the directors.

20.2 Sealing copies

For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 20.1, may be attested by the signature of any director or officer.

20.3 Execution of documents not under seal

Any instrument, document or agreement for which the seal need not be affixed may be executed for and on behalf of and in the name of the Company by any one director or officer of the Company, or by any other person appointed by the directors for such purpose.

PART 21 - NOTICES

21.1 Method of giving notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a record mailed to a shareholder, the shareholder's registered address;

(ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder's registered address;

(ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e) physical delivery to the intended recipient.

21.2 Deemed receipt of mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 21.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

21.3 Certificate of sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 21.1, prepaid and mailed or otherwise sent as permitted by Article 21.1 is conclusive evidence of that fact.

21.4 Notice to joint shareholders

A notice, statement, report or other record may be provided by the Company to the joint registered shareholders of a share by providing the notice to the joint registered shareholder first named in the central securities register in respect of the share.

21.5 Notice to trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in Article 21.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 22 - RESTRICTION ON SHARE TRANSFER

22.1 Application

Article 22.2 does not apply to the Company if and for so long as it is a public company.

22.2 Consent required for transfer

No shares may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Proxy
ANNUAL GENERAL MEETING (the "Meeting") OF SHAREHOLDERS OF BRADNER VENTURES LTD.	RESOLUTIONS (For full details of each item, please see the accompanying Information Circular)

TO BE HELD AT THE OFFICES OF BRADNER VENTURES LTD. (THE "COMPANY"), SUITE 1925-200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, ON THURSDAY, APRIL 21, 2005, AT 10:00 A.M. (VANCOUVER TIME)

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Richard Coglon, a director and officer of the Company, or failing him, Randy Buchamer, also a director and officer of the Company, or in the place of the foregoing, _____________________________ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting, and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

REGISTERED SHAREHOLDER SIGN HERE:

X__________________________________________________________________

DATE SIGNED: ___________________________________________________________

	1.	To appoint Amisano Hanson, Chartered Accountants, as the auditor of the Company for the ensuing year, at a remuneration to be fixed by the directors	For	Withhold
	2.	To authorize the directors of the Company to fix the remuneration to be paid to the audit for the ensuing year	For	Against
	3.	To establish the number of directors of the Company for the ensuing year at three (3) persons
	4.	To elect the following persons as directors of the Company for the ensuing year: (a) Richard Coglon (b) Randy Buchamer (c) Anthony Knott	For	Withhold
	5.	To approve, with or without amendment, special resolutions to remove the pre-existing company provisions applicable to the Company	For	Against
	6.	To approve, with or without amendment, special resolutions to adopt new Articles for the Company
THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

This Proxy is solicited by the Management of the Company.

This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineer before the Meeting begins.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

  appoint one of the designated persons named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote.

OR

  appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineer before the commencement of the Meeting and revoke, in writing, the prior votes.

INSTRUCTIONS AND OPTIONS FOR VOTING:

To be represented at the Meeting, voting instructions must be DEPOSITED at the Company's office, or at the office of Computershare Trust Company Of Canada, by mail or by fax, at any time up to and including 10:00 a.m. (Vancouver time) on Tuesday, April 19, 2005, or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

Voting by mail:
Computershare Trust Company of Canada 510 Burrard Street, 2nd Floor Vancouver, BC V6C 3B9	Bradner Ventures Ltd. Suite 1260 - 609 Granville Street PO Box 10356 Vancouver, BC V7Y 1G5 Fax: 604. 638.3525

BRADNER VENTURES LTD.

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 Continuous Disclosure Obligations mandates that Bradner Ventures Ltd. (the "Company") send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company's transfer agent at the following address:

COMPUTERSHARE TRUST COMPANY OF CANADA
510 Burrard Street, 2nd Floor
Vancouver, BC V6C 3B9

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank's name).

*******

If you wish to receive Statements of the Company, please complete below and return. Yes, I would like to receive:

Interim Financial Statements and MD&A
Annual Financial Statements and MD&A

(Please PRINT your name and address)

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City, Province/State)

(Postal Code)

(Email Address)
Signed:
(Signature of Shareholder)
Dated:

FORM 52-109FT1
CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Richard Coglon, the President of Bradner Ventures Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bradner Ventures Ltd. (the issuer) for the period ending November 30, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 17, 2005

"Richard Coglon"
___________________________________________
Richard Coglon
President

FORM 52-109FT1
CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Randy Buchamer, the Chief Financial Officer of Bradner Ventures Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bradner Ventures Ltd. (the issuer) for the period ending November 30, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 17, 2005

"Randy Buchamer"
___________________________________________
Randy Buchamer
Chief Financial Officer

BRADNER VENTURES LTD.

FORM 52-102F1

Management's Discussion and Analysis as of March 1, 2005

The following discussion and analysis of our financial condition and results of operations for the fiscal year ended November 30, 2004 and the three-month period ended November 30, 2004 should be read in conjunction with our financial statements and related notes included in this 2004 annual report. Our financial statements included in this annual report were prepared in accordance with generally accepted accounting principles in Canada.

Information contained herein includes estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, we do not intend to update any of these forward-looking statements to conform these statements to actual results.

The amounts included in the following discussion are expressed in Canadian dollars.

Description of Business

We are a company seeking a suitable business opportunity or business combination. Our plan of operation is to acquire a prospective business opportunity or to enter into a business combination with an entity who has a suitable pre-existing business. We have not entered into any definitive agreements in furtherance of our plan of operation during the fiscal year ended November 30, 2004, and we can provide no assurance that we will locate or acquire a suitable business opportunity. We anticipate that any acquisition or business combination that our company elects to enter into will require additional financing. There can be no assurance, however, that we will be able to obtain the financing necessary to enable us to pursue our plan of operation.

At present, we are not able to fund our ongoing cash requirements through our current operations. Historically, we have been able to raise a limited amount of capital through private placements of our equity stock, but we are uncertain about our continued ability to raise funds privately. Further, we believe that our company may have difficulties raising capital until we locate a prospective business opportunity. If we are unable to secure adequate capital to continue our efforts to finalize an acquisition or business combination, our shareholders may lose some or all of their investment and our business may fail.

Selected Annual Financial Information

Fiscal Year Ended November 30, 2004 Compared to the Fiscal Years Ended November 30, 2003 and 2002

The following table provides selected financial information of our company for the fiscal years ended November 30, 2004, 2003 and 2002:

	For the Fiscal Year Ended November 30
	2004	2003	2002

	(Audited)

Revenue	$Nil	$Nil	$Nil
Net loss	(49,597)	(27,840)	(261,950)

Net loss per share (basic and fully diluted)	(0.02)	(0.03)	(0.26)

	As at November 30
	2004	2003	2002

		(Audited)
Total assets	$145,773	$314	$3,435

Total Liabilities	7,221	62,165	37,446

Shareholders' equity (deficiency)	138,552	(61,851)	(34,011)

Results of Operations

Our company did not generate any revenues during fiscal 2004 or 2003. Our company continues to seek out a suitable business opportunity or business combination. Our management does not believe that we will be able to generate revenues until our company locates, acquires and develops a suitable business or until our company enters into a business combination with an entity that has a suitable pre-existing business.

If our company identifies a suitable business opportunity, we intend to conduct appropriate due diligence in order to evaluate the business and determine whether it is more advantageous to acquire the business or to enter into a business combination to share in the ownership of the business. In selecting a suitable business, our management intends to focus on management experience and the potential for future profits. Management currently believes that the greatest opportunity lies in resource based companies. Nevertheless, this will not preclude our company from considering other businesses or industries.

Expenses were $49,574 for the fiscal year ended November 30, 2004, compared to $27,824 for fiscal 2003 and $70,206 for fiscal 2002. Expenses incurred in the fiscal year ended November 30, 2004 and in the quarter ended November 30, 2004 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash inflow for the year ended November 30, 2004 was $145,150 compared to a cash outflow of $2,457 for the year ended November 30, 2003 and $39,061 for the year ended November 30, 2002. The increase in cash flow from our 2004 fiscal year to our fiscal 2003 fiscal year was due to a private placement financing. In June, 2004, we completed a private placement of 5,000,000 units at a price of $0.05 per unit for aggregate gross proceeds of $250,000. Each unit consisted of one common share and one share purchase warrant with each warrant entitling the holder to purchase one additional common share at a price of $0.10 per common share until June 18, 2007. The decrease in cash outflow from fiscal 2003 to fiscal 2002 was due to the decrease in advances to Bestshot.com, an affiliated company who, pursuant to a loan agreement between our company and Bestshot.com, loaned our company $193,304. Our company advanced $Nil to Bestshot.com during the fiscal year ended November 30, 2003 and advanced $193,304 to Bestshot.com during the fiscal year ended November 30, 2002.

Net loss was $49,597 or $(0.02) per share for the fiscal year ended November 30, 2004, compared to a net loss of $27,840 or $(0.03) per share in the same period in 2003 and $261,950 or $(0.26) per share in the same period in 2002. The increase in the net loss from fiscal 2004 to fiscal 2003 was due to an increase in professional and regulatory fees.

The decrease in the net loss from fiscal 2003 to 2002 was due to a decrease in professional fees of $27,242. In fiscal 2003, our company incurred professional fees of $17,509, and in fiscal 2002, our company incurred professional fees of $44,751. In addition, the decrease in net loss was a result of a decrease in the writedown of advances by our company to Bestshot.com. In fiscal 2003, we made advances totaling $Nil and in fiscal 2002, we made advances totaling $193,304.

Summary of Quarterly Results

Quarterly Results of the Fiscal Year Ended November 30, 2004
	2004

	November 30	August 31	May 31	February 29

	(Unaudited)
Revenues	$Nil	$Nil	$Nil	$Nil

Net loss	(11,867)	(15,062)	(14,032)	(8,636)

Basic and Diluted earnings (loss) per share	(0.00)	(0.01)	(0.01)	(0.00)

Quarterly Results of the Fiscal Year Ended November 30, 2003
	2003

	November 30	August 31	May 31	February 28

	(Unaudited)
Revenues	$Nil	$Nil	$Nil	$Nil

Net loss	(20,667)	(4,430)	(20,011)	(732)

Basic and Diluted loss per share	(0.02)	(0.00)	(0.01)	(0.00)

Liquidity

We have cash and cash equivalents of $145,372 as at November 30, 2004, compared to $222 and $2,679 as at November 30, 2003 and 2002, respectively. During the year ended November 30, 2004, we spent $104,850 on operations and had cash inflows of $250,000 from financing activities, thereby increasing our cash position from $222 at November 30, 2003 to $145,372 at November 30, 2004. Our company's normal operating expenses for the fiscal year ended November 30, 2004 of $49,574 included professional fees (accounting, administration and legal) of $31,801, transfer agent and regulatory fees of $10,245 and office and miscellaneous fees of $4,224.

During the year ended November 30, 2003, we spent $2,457 on operations and had no cash outflows from investing and financing activities, thereby decreasing our cash position from $2,679 at November 30, 2002 to $222 at November 30, 2003. Our company's operating expenses for the year ended November 30, 2003 of $27,824 consisted of professional fees (accounting, administrative and legal) of $17,509, transfer and regulatory fees of $6,277 and office and miscellaneous fees of $3,493.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2005, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during fiscal 2004 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Operating Activities

Operating activities provided cash of $Nil for the year ended November 30, 2004 compared to $Nil for the year ended November 30, 2003.

Investing Activities

Investing activities provided cash of $Nil for the year ended November 30, 2004, compared to $Nil for the year ended November 30, 2003.

Financing Activities

Financing activities provided cash of $250,000 for the year ended November 30, 2004, compared to $Nil for the year ended November 30, 2003.

Capital Resources

We anticipate that we will incur $30,000 for operating expenses over the next twelve months, exclusive of any acquisition or development costs. These expenses include professional legal and accounting expenses associated with our company being a reporting issuer in the United States under the Securities Exchange Act of 1934 and a reporting issuer in British Columbia.

This estimate may increase if we are required to carry out due diligence investigations in regards to any prospective business opportunity or if the costs of negotiating acquisition agreements are greater than anticipated. We have cash in the amount of $145,372 and a working capital surplus in the amount of $138,552 as of November 30, 2004. This amount will enable our company to carry out our plan of operation for the next twelve months.

We will incur additional expenses if we are successful in entering into an agreement to acquire an interest in a suitable business opportunity. In addition to any acquisition costs, we will require significant funds to develop the business and commence or continue operations. It is not possible to estimate such funding requirements until our company enters into a definitive agreement to either acquire a business or to enter into a business combination and participate in the business.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

During the fiscal years ended November 30, 2004 and 2003, our company entered into the following related party transactions:

1. Our company paid or accrued $3,000 for office rent to a company with a common director, which is included in office and miscellaneous expenses. In fiscal 2003 and 2002, our company paid $Nil and $Nil respectively for such expenses.

2. Our company paid or accrued $Nil for office rent to a company of which a former director of our company is the president, which is included in office and miscellaneous expenses. In fiscal 2003 and 2002, our company paid $3,000 and $6,000 respectively for such expenses.

3. Our company paid or accrued $Nil in administration and accounting fees to a company of which a director of our company is president, which is included in office and miscellaneous expenses and professional fees. In fiscal 2003 and 2002, our company paid $4,778 and $14,078 respectively for such expenses.

4. The amounts due to related parties of $40,021 at November 30, 2003 were due to a director of our company and to a company of which a former director of our company is president. These amounts were non-interest bearing, unsecured and had no specific terms of repayment.

5. During the year ended November 30, 2003, a company of which a former director of our company is president, forgave interest of $2,422 expensed in previous years by our company and which was included in accounts payable. This amount was recorded as a recovery of interest expense in the prior year.

6. During the period ended May 31, 2004, our company issued 2,400,000 shares of common stock to the president of our company for services valued.

These transactions were in the normal course of operations and were measured at the exchange amount.

Fourth Quarter

During the fourth quarter ended November 30, 2004, our company pursued prospective business opportunities. Our management, however, was unsuccessful in locating such an opportunity during this time. During this process, our company incurred normal operating expenses of $15,038. These expenses consisted of $11,513 for professional fees (accounting, administration and legal), transfer agent and regulatory fees of $1,246 and office and miscellaneous fees of $2,255.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations.

Cash and Cash Equivalents

Our company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. At November 30, 2004 and 2003, cash consisted of cash held at banks.

Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Stock-Based Compensation

Effective January 1, 2002, our company accounted for all stock-based payments to non-employees, and employee awards that were direct awards of stock, called for settlement in cash or other assets, or were stock appreciation rights that called for settlement by the issuance of equity instruments, using the fair value based method. No compensation cost was recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options was credited to share capital. Our company presented in the notes to our financial statements the pro forma effect of accounting for these awards under the fair value based method.

Under the fair value based method, stock-based payments to non-employees were measured at the fair value of the equity instruments issued, or liability incurred. The fair value of stock-based payments to non-employees is recognized over the vesting period and in the same manner as if our company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock appreciation rights that call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Effective for fiscal years beginning on or after January 2002, public companies were required to adopt the recommendation of the Canadian Institute of Chartered Accountants regarding accounting for Canadian stock-based Compensation. That recommendation required that all stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permitted our company to continue its policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. Our company had voluntarily adopted this new policy for its year ended November 30, 2004. This application was applied prospectively.

There has been no effect on the financial statements as a result of this change in accounting policy as our company has not granted any share purchase options subsequent to January 1, 2002.

Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Financial Instruments

The carrying value of our company's financial instruments, consisting of cash, accounts payable and accrued liabilities and due to related parties approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that our company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Outstanding Securities

The authorized capital of our company consists of 100,000,000 common shares, divided into 75,000,000 common shares without par value and 25,000,000 preference shares without par value. As of March 1, 2005, there were 6,058,259 common shares issued and outstanding and no preference shares issued and outstanding in the capital of our company.

As of March 1, 2005, our company has 5,000,000 warrants outstanding that are convertible into 5,000,000 common shares of our capital stock at an exercise price of $0.10. The warrants will expire on June 18, 2007.

Additional Information

Additional information relating to our company, including our company's Annual Information Form, is available for viewing on the SEDAR website at www.sedar.com.

Bradner Ventures Ltd.
(A Development Stage Company)

Financial Statements
(Expressed in Canadian dollars)

November 30, 2004, 2003 and 2002

A Partnership of Incorporated Professionals	Amisano Hanson
Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Bradner Ventures Ltd.

We have audited the balance sheet of Bradner Ventures Ltd. as at November 30, 2004 and 2003 and the statements of operations, cash flows and shareholders' equity (deficiency) for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The financial statements for the year ended November 30, 2002 and for the period June 22, 1983 (Date of Incorporation) to November 30, 2002 were audited by another firm of auditors who expressed an opinion without reservation on these statements on their report dated January 17, 2003.
Vancouver, Canada	"AMISANO HANSON"
March 4, 2005	Chartered Accountants

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated February 4, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.
Vancouver, Canada	"AMISANO HANSON"
March 4, 2005	Chartered Accountants

Bradner Ventures Ltd.
(A Development Stage Company)
Balance Sheets
November 30, 2004 and 2003
(Expressed in Canadian dollars)

ASSETS

Current Assets

Cash	145,372	222
Taxes receivable	401	92

Total Assets	145,773	314

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts payable and accrued liabilities	7,221	22,144
Due to related parties	-	40,021

	7,221	62,165

Stockholders' Equity (Deficiency)

Capital Stock (Notes 3 and 4) Authorized: 75,000,000 common shares, without par value 25,000,000 preferred shares, without par value Issued: 6,058,256 common shares (2003 - 5,291,284 shares)	4,279,498	4,029,498

Deficit Accumulated During the Development Stage	(4,140,946)	(4,091,349)

Total Stockholders' Equity (Deficit)	138,552	(61,851)

Total Liabilities and Stockholders' Equity	145,773	314

Nature and Continuance of Operations (Note 1)
Contingency (Note 7)

Approved on behalf of the Board:

"Richard Coglon"	"Randy Buchamer"
Director	Director

Bradner Ventures Ltd.
(A Development Stage Company)
Statements of Operations
for the years ended November 30, 2004, 2003 and 2002
and for the period June 22, 1983 (Date of Inception) to November 30, 2004
(Expressed in Canadian dollars)
				Accumulated from June 22, 1983 (Date of Inception) to November 30, 2004 $

	Years ended November 30,
	2004 $	2003 $	2002 $

EXPENSES
Amortization	-	-	-	2,095
Bad debts	-	-	-	248
Bank charges and interest (recovery) - Note 3	280	(2,077)	2,786	63,049
Consulting and secretarial	-	-	-	205,016
Finders' fees	-	-	-	180,727
Management fees	-	-	-	337,781
Mineral property expenses	-	-	-	50,620
Office and miscellaneous - Note 3	4,224	3,493	7,281	121,427
Professional fees - Note 3	31,801	17,509	44,751	706,997
Shareholder information	3,024	2,622	7,138	85,164
Transfer agent and regulatory fees	10,245	6,277	7,521	152,050
Travel and promotion	-	-	729	76,952
Write-down of mineral property	-	-	-	1,456,807

	49,574	27,824	70,206	3,438,933

OTHER ITEMS
Interest income	-	-	(1,526)	(25,440)
Gain on settlement of debt	-	-	-	(1,303)
Gain on option	-	-	-	(1,187,500)
Foreign exchange (gain) loss	23	16	(34)	(1,712)
Loss on sale of capital assets	-	-	-	344
Loss on sale of long-term investment	-	-	-	630,397
Write-down of advances to affiliate	-	-	193,304	637,768
Write-down of long-tem investment	-	-	-	649,459

	23	16	191,744	702,013

Net Loss for the Period	(49,597)	(27,840)	(261,950)	(4,140,946)

Net Loss Per Share - Basic and Diluted	(0.02)	(0.03)	(0.26)

Weighted Average Shares Outstanding - Note 4	3,304,832	1,058,256	1,021,054

Bradner Ventures Ltd.
(A Development Stage Company)
Statements of Cash Flows
for the years ended November 30, 2004, 2003 and 2002
and for the period June 22, 1983 (Date of Inception) to November 30, 2004
(Expressed in Canadian dollars)
				Accumulated from June 22, 1983 (Date of Inception) to November, 2004 $

	Years ended November 30,
	2004 $	2003 $	2002 $
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
Net loss for the period	(49,597)	(27,840)	(261,950)	(4,140,946)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	-	-	-	2,095
Bad debts	-	-	-	248
Finders' fees	-	-	-	114,932
Gain on debt settlement	-	-	-	(1,303)
Gain on option	-	-	-	(1,187,500)
Loss on sale of capital assets	-	-	-	344
Loss on sale of investments	-	-	-	630,397
Write-down of advances to affiliate	-	-	193,304	637,768
Write-down of mineral property	-	-	-	1,468,807
Write-down of long-term investment	-	-	-	649,459
Decrease (increase) in taxes receivable	(87)	164	650	(427)
Decrease in prepaid expenses	-	500	-	-
Increase (decrease) in accounts payable and accrued liabilities	(14,923)	24,719	5,220	469,089
Decrease in due to related parties	(40,021)	-	-	(40,021)

Net cash used in operating activities	(104,850)	(2,457)	(62,776)	(1,397,280)

FINANCING
Advances to affiliate	-	-	-	(224,042)
Capital stock issued for cash	250,000	-	217,019	3,419,522

Net cash flows provided by financing activities	250,000	-	217,019	3,195,480

INVESTING
Purchase of capital assets	-	-	-	(3,038)
Expenditures on mineral properties	-	-	-	(1,121,172)
Proceeds from disposal of capital assets	-	-	-	600
Purchase of investments	-	-	-	(310,025)
Advances to affiliate	-	-	(193,304)	(584,304)
Proceeds on disposal of investments	-	-	-	365,111

Net cash flows used in investing activities	-	-	(193,304)	(1,652,828)

NET CASH INFLOW (OUTFLOW)	145,150	(2,457)	(39,061)	145,372

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	222	2,679	41,740	-

CASH AND CASH EQUIVALENTS, END OF PERIOD	145,372	222	2,679	145,372

Supplemental Cash Flow Disclosure:
Cash paid for interest	-	-	-	-
Cash paid for income taxes	-	-	-	-

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Shareholders' Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2004
(Expressed in Canadian dollars)
	Share #	Amount $	Deficit Accumulated During the Development Stage $	Total $

Balance - June 22, 1983 (Date of Inception)	-	-	-	-

Net loss for the period	-	-	-	-

Balance - November 30, 1983	-	-	-	-

Shares issued for cash:
- at $0.07 per share	107,143	7,500	-	7,500
- at $1.05 per share	31,429	33,000	-	33,000

Net loss for the year	-	-	-	-

Balance - November 30, 1984	138,572	40,500	-	40,500

Shares issued for cash at $2.835 per share	71,429	202,500	-	202,500

Shares allotted for cash at $2.10 per share	35,714	75,000	-	75,000

Shares issued for acquisition of mineral property at $1.05 per share	3,571	3,750	-	3,750

Net loss for the year	-	-	(60,415)	(60,415)

Balance - November 30, 1985	249,286	321,750	(60,415)	261,335

Share subscriptions refunded at $2.10 per share	(13,852)	(29,090)	-	(29,090)

Net loss for the year	-	-	-	-

Balance - November 30, 1986	235,434	292,660	(60,415)	232,245

Shares issued for cash at $3.15 per share	12,143	38,250	-	38,250

Net loss for the year	-	-	(146,697)	(146,697)

Balance - November 30, 1987	247,577	330,910	(207,112)	123,798

Net loss for the year	-	-	(140,613)	(140,613)

Balance - November 30, 1988	247,577	330,910	(347,725)	(16,815)

Shares issued for settlement of debt at $3.78 per share	6,429	24,300	-	24,300

Private placement at $2.10 per share	21,429	45,000	-	45,000

Exercise of options at $3.15 per share	1,714	5,400	-	5,400

Net loss for the year	-	-	(17,337)	(17,337)

Balance - November 30, 1989	277,149	405,610	(365,062)	40,548

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Shareholders' Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2004
(Expressed in Canadian dollars)
	Shares #	Amount $	Deficit Accumulated During the Development Stage $	Total $

Balance - November 30, 1989	277,149	405,610	(365,062)	40,548

Shares issued for acquisition of mineral property at $14.00 per share	3,571	50,000	-	50,000

Shares issued for finder's fee:
- at $3.50 per share	7,143	25,000	-	25,000
- at $14.00 per share	2,857	40,000	-	40,000

Shares issued for exercise of options:
- at $2.45 per share	14,286	35,000	-	35,000
- at $3.50 per share	714	2,500	-	2,500
- at $4.90 per share	7,143	35,000	-	35,000
- at $5.25 per share	13,429	70,500	-	70,500
- at $7.77 per share	1,429	11,100	-	11,100

Net loss for the year	-	-	(118,112)	(118,112)

Balance - November 30, 1990	327,721	674,710	(483,174)	191,536

Shares issued for acquisition of mineral property:
- at $12.60 per share	14,286	180,000	-	180,000
- at $19.39 per share	4,403	85,366	-	85,366

Private placement at $10.92	3,286	35,880	-	35,880

Exercise of warrants at $2.80 per share	7,143	20,000	-	20,000

Shares issued for exercise of options:
- at $4.90 per share	2,857	14,000	-	14,000
- at $5.25 per share	4,286	22,500	-	22,500
- at $10.85 per share	8,457	91,760	-	91,760
- at $13.37 per share	5,857	78,310	-	78,310

Shares issued for finder's fee:
- at $10.50 per share	3,571	37,500	-	37,500
- at $11.76 per share	1,362	16,017	-	16,017
- at $19.39 per share	545	10,565	-	10,565

Net loss for the year	-	-	445,784	445,784

Balance - November 30, 1991	383,774	1,266,608	(37,390)	1,229,218

Shares issued for exercise of options:
- at $10.85 per share	2,971	32,240	-	32,240
- at $13.37 per share	671	8,977	-	8,977

Shares issued for finder's fees at $10.50 per share	3,571	37,500	-	37,500

Net loss for the year	-	-	(788,460)	(788,460)

Balance - November 30, 1992	390,987	1,345,325	(825,850)	519,475

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Shareholders' Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2004
(Expressed in Canadian dollars)

	Shares #	Amount $	Deficit Accumulated During the Development Stage $	Total $

Balance - November 30, 1992	390,987	1,345,325	(825,850)	519,475

Shares issued for acquisition of mineral property:
- at $2.80 per share	3,571	10,000	-	10,000
- at $3.50 per share	7,143	25,000	-	25,000
- at $4.20 per share	3,571	15,000	-	15,000

Shares issued for finder's fee at $10.50 per share	6,357	13,350	-	13,350

Private placement at $2.10 per share	71,429	150,000	-	150,000

Shares issue for settlement of debt at $2.17 per share	36,481	79,166	-	79,166

Shares issued for exercise of options:
- at $2.24 per share	35,478	79,470	-	79,470
- at $4.34 per share	22,097	95,901	-	95,901

Net loss for the year	-	-	(754,698)	(754,698)

Balance - November 30, 1993	577,114	1,813,212	(1,580,548)	232,664

Shares issued for settlement of debt at $1.82 per share	61,842	112,553	-	112,553

Exercise of options at $2.03 per share	2,857	5,800	-	5,800

Exercise of warrants at $2.10 per share	4,143	8,700	-	8,700

Net loss for the year	-	-	(201,255)	(201,255)

Balance - November 30, 1994	645,956	1,940,265	(1,781,803)	158,462

Shares issued for exercise of options:
- at $1.68 per share	43,176	72,536	-	72,536
- at $2.03 per share	16,249	32,986	-	32,986
- at $2.17 per share	4,700	10,199	-	10,199
- at $2.31 per share	7,857	18,150	-	18,150
- at $2.94 per share	31,308	92,046	-	92,046
- at $3.50 per share	14,714	51,500	-	51,500

Shares issued for exercise of warrants:
- at $1.96 per share	42,857	84,000	-	84,000
- at $2.45 per share	73,643	180,425	-	180,425

Shares issued for private placements:
- at $1.96 per share	42,857	84,000	-	84,000
- at $3.15 per share	14,286	45,000	-	45,000

Shares issued for acquisition of mineral property at $3.15 per share	7,143	22,500	-	22,500

Net loss for the year	-	-	(304,564)	(304,564)

Balance - November 30, 1995	944,746	2,633,607	(2,086,367)	547,240

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Shareholders' Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2004
(Expressed in Canadian dollars)

	Shares #	Amount $	Deficit Accumulated During the Development Stage $	Total $

Balance - November 30, 1995	944,746	2,633,607	(2,086,367)	547,240

Shares issued for acquisition of mineral property at $4.20 per share	2,857	12,000	-	12,000

Exercise of warrants at $3.15 per share	14,286	45,000	-	45,000

Private placement at $2.10 per share	21,429	52,500	-	52,500

Shares issued for exercise of options:
- at $3.50 per share	23,714	82,998	-	82,998
- at $3.71 per share	3,571	13,250	-	13,250
- at $4.13 per share	14,286	59,000	-	59,000

Net loss for the year	-	-	(102,055)	(102,055)

Balance - November 30, 1996	1,024,889	2,898,355	(2,188,422)	709,933

Shares issued for acquisition of mineral property at $1.75 per share	3,571	6,250	-	6,250

Shares issued for exercise of options:
- at $1.82 per share	37,857	68,900	-	68,900
- at $2.10 per share	7,143	15,000	-	15,000
- at $2.71 per share	21,429	46,500	-	46,500

Net loss for the year	-	-	(150,318)	(150,318)

Balance - November 30, 1997	1,094,889	3,035,005	(2,338,740)	696,265

Shares issued for cash at $1.05 per share	15,714	16,500	-	16,500

Shares issued for settlement of debt at $1.05 per share	50,613	53,144	-	53,144

Share issuance costs	-	(2,452)	-	(2,452)

Net loss for the year	-	-	(512,408)	(512,408)

Balance - November 30, 1998	1,161,216	3,102,197	(2,851,148)	251,049

Shares issued for settlement of debt at $0.15 per share	58,335	61,252	-	61,252

Net loss for the year	-	-	(369,731)	(369,731)

Balance - November 30, 1999	1,219,551	3,163,449	(3,220,879)	(57,430)

Shares issued for settlement of debt at $0.15 per share	617,207	92,581	-	92,581

Private placement at $0.19 per share	1,700,000	323,000	-	323,000

Share issuance costs	-	(1,498)	-	(1,498)

Net loss for the year	-	-	(91,248)	(91,248)

Balance - November 30, 2000	3,536,758	3,577,532	(3,312,127)	265,405

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Shareholders' Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2004
(Expressed in Canadian dollars)

	Shares #	Amount $	Deficit Accumulated During the Development Stage $	Total $

Balance - November 30, 2000	3,536,758	3,577,532	(3,312,127)	265,405

Shares issued for cash at $0.32 per share	125,000	40,000	-	40,000

Exercise of warrants at $0.25 per share	779,789	194,947	-	194,947

Net loss for the year	-	-	(489,432)	(489,432)

				-
Balance - November 30, 2001	4,441,547	3,812,479	(3,801,559)	10,920

Shares issued for cash at $0.32 per share	125,000	39,435	-	39,435

Exercise of options at $0.21 per share	90,000	18,900	-	18,900

Exercise of warrants at $0.25 per share	634,737	158,684	-	158,684

Net loss for the year	-	-	(261,950)	(261,950)

Balance - November 30, 2002	5,291,284	4,029,498	(4,063,509)	(34,011)

Net loss for the year	-	-	(27,840)	(27,840)

Balance - November 30, 2003	5,291,284	4,029,498	(4,091,349)	(61,851)

Five-for-one reverse stock split	(4,233,028)	-	-	-

Shares issued for cash at $0.05 per share	5,000,000	250,000	-	250,000

Net loss for the year	-	-	(49,597)	(49,597)

Balance - November 30, 2004	6,058,256	4,279,498	(4,140,946)	138,552

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2004, 2003 and 2002
(Expressed in Canadian dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on June 22, 1983 and is currently in the business of seeking and identifying suitable business opportunities or business combinations. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF". The Company is a development stage company and accordingly, the statement of operations and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to November 30, 2004.

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has not yet achieved profitable operations and has accumulated losses of $4,140,946 since inception, which raises substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and are stated in Canadian dollars. Excepted as disclosed in Note 8, these financial statements conform in all material respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates. The financial statements have, in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. At November 30, 2004 and 2003, cash consisted of cash held at banks.

Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains and losses arising from the translations are included in operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2004, 2003 and 2002
(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Development Stage Company

The Company complies with SFAS No. 7 and The Securities and Exchange Commission Exchange Act Guide 7 for its characterization of the Company as development stage.

Stock - Based Compensation

Effective January 1, 2002, the Company accounted for all stock-based payments to non-employees, and employee awards that were direct awards of stock, called for settlement in cash or other assets, or were stock appreciation rights that called for settlement by the issuance of equity instruments, using the fair value based method. No compensation cost was recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options was credited to share capital. The Company presented in the notes to the financial statements the pro forma effect of accounting for these awards under the fair value based method.

Under the fair value based method, stock-based payments to non-employees were measured at the fair value of the equity instruments issued, or liabilities incurred. The fair value of stock-based payments to non-employees is recognized over the vesting period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock appreciation rights that call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Effective for fiscal years beginning on or after January 1, 2002, public companies were required to adopt the recommendation of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. That recommendation required that all stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permitted the Company to continue its policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. The Company had voluntarily adopted this new policy for its year ended November 30, 2004 This application was applied prospectively.

There has been no effect on the financial statements as a result of this change in accounting policy as the Company has not granted any share purchase options subsequent to January 1, 2002.

Basic and Diluted Net Loss Per Share

Basic loss per share is computed by dividing net loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The treasury stock method and the effect of convertible securities by the "if-converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts payable and accrued liabilities, and due to related parties approximate their fair values due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2004, 2003 and 2002
(Expressed in Canadian dollars)

3. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are in the normal course of operations and are measured at the exchange amount.

a) The Company incurred $3,000 (2003 - $Nil; 2002 - $Nil) for office rent to a company with a common director, which is included in office and miscellaneous expenses.

The Company incurred $Nil (2003 - $3,000; 2002 - $6,000) for office rent to a company of which a former director of the Company is the president, which is included in office and miscellaneous expenses.

b) The Company incurred $nil (2003 - $4,778; 2002 - $14,078) in administration and accounting fees to a company of which a director of the Company is president, which is included in office and miscellaneous expenses and professional fees.

c) The amounts due to related parties of $40,021 at November 30, 2003 were due to a director of the Company and to a company of which a former director of the Company is president. These amounts were non-interest bearing, unsecured and had no specific terms of repayment.

d) During the year ended November 30, 2003, a company of which a former director of the Company is president, forgave interest of $2,422 expensed in previous years by the Company and which was included in accounts payable. This amount was recorded as a recovery of interest expense in the prior year.

e) During the year ended November 30, 2004, the Company issued 2,400,000 units, consisting of one share of common stock and one share purchase warrant, to the President of the Company pursuant to a private placement.

These transactions are in the normal course of operations and are measured at the exchange amount.

4. CAPITAL STOCK - Note 3

The following capital stock transactions occurred during the year ended November 30, 2004, 2003 and 2002: =2>

a) The Company declared a five-for-one reverse stock split, pursuant to a directors' resolution dated March 16, 2004. The weighted average number of shares outstanding has been retroactively adjusted for purposes of calculating basic and fully diluted loss per share.

b) On June 19, 2004, the Company completed a private placement offering consisting of 5,000,000 units at a price of $0.05 per unit to net the Company proceeds of $250,000. Each unit consisted of one common share and one share purchase warrant. Each warrant is exercisable on or before June 18, 2007 into one common share at a price of $0.10 per share.

c) Issued 125,000 common shares at a price of $0.32 per share for total proceeds of $39,435 in respect of a private placement on December 18, 2001.

d) Issued 90,000 common shares at a price of $0.21 per share for total proceeds of $18,900 in respect of the exercise of options on January 30, 2002.

e) Issued a total of 634,737 common shares at a price of $0.25 per share for total proceeds of $158,684 in respect of the exercise of warrants on various dates for the year ended November 30, 2002.

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2004, 2003 and 2002
(Expressed in Canadian dollars)

4. CAPITAL STOCK (continued)

Stock-Based Compensation

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company's authorized but unissued common stock. Options currently expire no later than 10 years form the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company's common stock on the date of the grant.

The following is a summary of the activity of the stock option plan during the fiscal years ending 2004, 2003 and 2002:

	November 30, 2004		November 30, 2003		November 30, 2002

	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Balance, beginning of year	50,000	$ 0.23	50,000	$ 0.23	230,000	$ 0.21
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	(90,000)	0.21
Forfeited / Cancelled	(50,000)	$ 0.23	-	-	(90,000)	0.21

Balance, end of year	-	-	50,000	$ 0.23	50,000	$ 0.23

Warrants

During the year ended November 30, 2004, 125,000 warrants exercisable at US $0.25 per share expired unexercised.

During the year ended November 30, 2004 the Company issued 250,000 warrants pursuant to a private placement. Each warrant is exercisable on or before June 18, 2007 into one common share at a price of $0.10 per share.

5. INCOME TAXES

As at November 30, 2004, the Company has accumulated Canadian exploration and development costs totaling $916,000, non-capital losses totaling $520,000, and capital losses totaling $734,000, which may be carried forward to apply against future years income for Canadian income tax purposes, subject to final determination by taxation authorities. The potential benefit of non-capital losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

A reconciliation of income taxes at statutory tax rates with reported taxes are as indicated below:

	2004 $	2003 $	2002 $

Losses before income taxes	49,597	27,840	261,950

Expected income tax recovery at statutory tax rates of 37.62% (2003 - 37.62%; 2002 - 42.6%)	18,658	10,473	111,591

Unrecognized benefit of non-capital losses	(18,658)	(10,473)	(70,417)

Unrecognized benefit of capital losses	-	-	(41,174)

	-	-	-

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2004, 2003 and 2002
(Expressed in Canadian dollars)

5. INCOME TAXES (continued)

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented. Details of future tax assets are as follows:

	2004 $	2003 $	2002 $

Future tax assets:

Non-capital loss carryforwards	195,804	233,200	371,780

Exploration expenses	344,519	344,519	390,125

Capital loss carryforwards	138,013	138,013	124,457

	678,336	715,732	886,362

Valuation allowance	(678,336)	(715,732)	(886,362)

	-	-	-

6. SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the seeking and identification of suitable business opportunities or business combinations in Canada.

7. CONTINGENCY

Pursuant to a decision of the United States Department of the Interior/Bureau of Land Management ("BLM"), the Company was advised that a Notice of Record of Non-compliance, relating to land reclamation, was issued against the Company. The Company was to respond to the Notice and its requirements, which included a US $12,078 (CAD $14,325) purchase of an interim bond and a reclamation plan, by January 6, 2000, at which time the BLM was to be in a position to pursue a court order through the Federal Court system.

To date, no action has been commenced by the BLM and a reclamation plan has not been submitted. The potential cost of the reclamation work cannot be accurately estimated by the Company because it has not obtained an assessment estimating the costs and scope of work required for the necessary reclamation work. However, the potential liability could exceed the amount of the interim bond of US $12,078 (CAD $14,325). No estimate can be made for the potential liability arising from the reclamation plan because of this reason. Therefore, the outcome of settlement, if any, cannot be determined, and accordingly, no amount of settlement has been accrued on these financial statements. Any amount will be recorded in the year of settlement.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2004, 2003 and 2002
(Expressed in Canadian dollars)

8. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("United States GAAP") and in SEC Regulation S-X are described and quantified below.

a) Stock-based Compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires expanded disclosure of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of compensation expense related to stock compensation based on the fair value of the equity instrument granted. Companies that do not adopt the fair value recognition provisions of SFAS 123 and continue to follow the existing Accounting Principles Board Opinion No. 25 ("APB 25") rules to recognize and measure compensation are required to disclose the pro-forma amounts of net income and earnings per share that would have been reported had the Company elected to follow the fair value recognition rules of SFAS 123. Prior to the November 30, 2004 fiscal year, the Company had elected to continue to use the intrinsic value-based method of APB 25 and has adopted the disclosure requirements of SFAS 123.

As stated in Note 2, for the year ended November 30, 2004, the Company has voluntarily adopted the policy to account for all stock options using the fair value method in accordance with SFAS 123 and include in operations the fair value of all stock-based compensation using the transitional provisions of SFAS No. 148.

For the years ended November 30, 2004 and 2003, the application of Canadian GAAP conforms with United States GAAP requirements for reporting stock-based compensation under APB 25 adopting the disclosure requirements of SFAS 123 for November 30, 2003 and as a change in accounting policy applied on a prospective basis with no retroactive restatement of prior years for November 30, 2004.

b) New Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting standard if currently adopted could have a material effect on the accompanying financial statements.

There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and cash flows presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRADNER VENTURES LTD.

/s/ Richard Coglon
Richard Coglon, President
Date: March 31, 2005